December 16, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549
Attention: Joseph Cascarano and Robert Littlepage

Re: Liberty Global Ltd. (“the Company”)
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 15, 2024
Form 8-K Filed May 1, 2024
File No: 001-35961
Dear Mr. Cascarano:
We submit this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, received by a letter dated December 16, 2024 to our Executive Vice President and Chief Financial Officer, Mr. Charles H.R. Bracken, relating to the Company’s Form 10-K filed for the year ended December 31, 2023 and the Company’s Form 8-K filed May 1, 2024. To facilitate your review, we have repeated your comment, followed immediately by our response and our proposed disclosure.

RESPONSES TO STAFF COMMENTS
Form 10-K for the Fiscal Year Ended December 31, 2023
Note 19. Segment Reporting, page II-116
1.We note your response to prior comment 4. We also note that “Total Reportable Segment” Adjusted EBITDA represents a required ASC 280 measure; however, please note that the measure on a total consolidated basis represents a non-GAAP measure and that Item 10(e)(1)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP measures in the financial statement footnotes. If you plan to present such measure outside of your consolidated financial statements, please label it as a non-GAAP financial measure and ensure that your presentation and disclosures fully comply with non-GAAP rules, including Item 10(e) of Regulation S-K and the Non-GAAP C&DI’s.

RESPONSE:

With respect to the Staff’s comment regarding the presentation of Adjusted EBITDA on a total consolidated basis, we respectfully advise the Staff that prospectively we will revise our financial statement segment footnote to exclude this measure on a total consolidated basis, as presented below. If we present this measure elsewhere outside of our financial statements, we will clearly label the measure as non-GAAP and ensure our disclosure and associated reconciliations comply with the non-GAAP rules as laid out in Item 10(e) of Regulation S-K and the non-GAAP C&DI’s.

If you should have any questions regarding our comments or require any further information regarding this matter, please contact the undersigned.

Sincerely,

/s/ Charles H.R. Bracken
Charles H.R. Bracken
Executive Vice President and Chief Financial Officer

cc:    Jason Waldron, Senior Vice President and Chief Accounting Officer
Bryan H. Hall, Executive Vice President, General Counsel and Secretary
Michael T. Kelley, KPMG LLP

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